Filed by AMR Corporation
Commission File No. 1-8400
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.
Commission File No. 001-8444

Arrivals Arrivals def. Creating a Premier Global Carrier New American Arriving April 5, 2013 Issue 7 A joint merger communication for employees of the new American Ready, Set, Plan! Integrating our two great companies is no easy task, but integration planning efforts officially got underway this week with a joint session at US Airways’ headquarters in Tempe, Ariz. The two-day meeting was attended by employees of both American and US Airways who serve in the integration management office (IMO) or are leaders of the integration planning teams. American CEO Tom Horton and US Airways CEO Doug Parker kicked off the session Tuesday morning, welcoming approximately 150 employees of both airlines. Tom, who is chairman of oneworld®, shared the benefits the merger would have on our customers, employees and shareholders, and outlined how this combination would make oneworld® stronger. “The combination of American and US Airways will create a more equal alliance share in the United States; oneworld® is the preferred alliance for premium customers,” Tom said. Doug then outlined integration planning priorities and took questions from attendees (see page 3). REDACTED INSIDE REDACTED Speaking spree pg 4 Hub love: Tulsa pg 5 The fine print pg 6 corp.comm@aa.com Send us your questions! corporate.communications@usairways.com

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REDACTED REDACTED REDACTED REDACTED Questions from the planning teams REDACTED Q. What will be done about the branding and livery of the new airline? A. Doug said, “I was briefed on the new branding work by members of the American team and it truly is some of the best work I’ve ever seen. I think it’s important to remember that in this combination, there will be 32,000 US Airways employees who will, in a sense, be losing their identity – the headquarters is moving, the name is going away, and this is the reality for one-third of our new airline. What we found when we combined America West with US Airways is that maintaining the heritage of past airlines is symbolic and really important to employees. You can pay homage to the past and create a platform for the future. I’m not saying that’s something we will do in this situation, or not do for that matter, but it’s something we need more time to think about and really can’t answer until we’re one airline.”

Speaking spree American Airlines CEO Tom Horton and US Airways CEO Doug Parker each took the stage last week to discuss the benefits of the merger and the exciting future of our industry at major aviation events. Tom gave a talk at a monthly luncheon held by New York-based aviation society The Wings Club, while Doug was a keynote speaker at the U.S. Chamber of Commerce’s annual Aviation Summit in Washington, D.C. Here are some excerpts from their prepared remarks: Tom on the benefits of the merger: “In short, it’s about creating the top global airline: One that is profitable, with hundreds of new planes on the way, a powerful network, strong alliances with the best international partners, a stream of new products to enhance the travel experience and a renewed iconic American brand. Together, we can leapfrog the competition.” Tom on what he has learned from the merger process: “People sometimes ask me about lessons learnedFirst, in a storm, stand and lead with optimism — if you don’t stand tall, your team won’t. Second, paint the clear picture of success and execute. Stay focused, determined, never distracted from that goal. Third, it’s not about you. A leader is simply a steward of something greater and the best ones are never, ever confused about that.” Doug on integration: “We expect the transaction to close in the third quarter of this year, at which point we will begin the task of combining these two great companies. Luckily, we have a playbook to draw from. At US Airways, we have the lessons learned from the operational improvements we have realized in recent years. From our partners at American, we can look to the efficiencies they are already implementing as part of their restructuring and across the industry we can draw upon the examples of the other mergers that have recently taken place.” Doug on the aviation industry: “2012 was one of the best years yet for U.S. carriers in terms of safety and operational performance, and that’s something we can all be proud of, and should be proud of. Today, our industry has transformed, placing a sharper focus on enhancing service and expanding choice for passengers, establishing stable and prosperous careers for our employees, and partnering with airports and communities to better serve our mutual customers. So it really is an exciting time in this business.” Frequently asked questions Lately we’ve gotten a number of questions about US Airways’ transition to the oneworld Alliance. Here are answers to some of your most common inquiries: Q. Why is US Airways moving to the oneworld Alliance from the Star Alliance A. As a founding member of the oneworld Alliance, American has a long history with that organization. Through oneworld, the new American will provide customers more options for travel and benefits domestically and internationally through its member networks, which are very compatible with the new airline’s network. Q. When will the transition to oneworld take place A. Until the merger is complete, American Airlines and US Airways will remain independent, and US Airways will continue to be a full member of the Star Alliance. We will keep you updated as we plan for the transition.corp.comm@aa.com Send us your questions! corporate.communicationsusairways.com

Hub love: Tulsa (TULE & TUL) To help our employees learn more about our operations as a merged carrier, each issue of Arrivals will spotlight one of the combined company’s hubs. Check out this feature for fun facts and information about the new American’s biggest operational centers, as well as Tulsa, the American maintenance hub featured in this issue. The history of American Airlines in Tulsa began in January 1946, when American opened its maintenance base there with just 50 employees and four hangars. Although not a formal American “hub,” the company’s Tulsa operations include a maintenance base (TULE) capable of servicing all of American’s fleet and an airport Tulsa Maintenance Base (TULE) Tulsa International Airport (TUL) TULE is the largest commercial More aircraft than 2.5 maintenance million in the world, featuring seven TUL multi-bay features hangars. three runways The TULE base covers more than American 300 acres, and American including Eagle 3.3 million square-feet of hangar and shop space. of the traffic at TUL. There are 22 buildings in TULE’s American main and base American and three Eagle additional off-site buildings. and Miami from TUL. TULE employs more than 6,000 TUL people hosts and 6,000 impacts students over 12,000 additional jobs in Tulsa. winning aviation education In 2012, TULE serviced 200+ engine overhauls and more than 100,000 manufactured parts. How will the merger bene_t Tulsa? The merger of US Airways and American Airlines will: Support jobs and communities throughout the region – together, American Airlines and US Airways employ 6,555 people in Oklahoma and serve the state. Thoughts from third parties “The merger announcement between American Airlines and US Airways is outstanding for the Tulsa region and a win for Oklahoma. This is outstanding news for some 6,400 employees and families across the Northeast Oklahoma region.” – Mike Neal, Tulsa Regional The sprawling Tulsa maintenance base covers more than 300 “This is a tremendous opportunity for Tulsa as US Airways acres of land. recognizes the significance commitment to hard work. The city of Tulsa is grateful that Tulsa Fun Facts American Airlines and US Airways are committed to Tulsa and that our future in the American is the largest private employer very in bright. Tulsa. ” In 1926, Cyrus Avery lobbied Congress – Dewey to Bartlett, make Route Tulsa 66 a national highway, making Tulsa known as the “birthplace of Route 66.” A great getaway for avid golfers, Tulsa has 19 public courses throughout the city. With more than 6,000 acres of public outdoor areas, 116 playgrounds, Tulsa has nature built into its bones. Its own version of Rodeo Drive, Tulsa’s 71st Street four miles of shopping and dining. The Tulsa Zoo sits on 78 acres within Tulsa’s Mohawk Park and welcomes nearly 600,000 visitors each year. 5 corp.comm@aa.com Send us your questions! corporate.communications@usairways.com

The fine print Following is legal language, which we’re required to print on each internal and external publication related to the merger. Cautionary Statement Regarding Additional Information and Where To Find It Forward-Looking Statements This communication does not constitute an offer to sell or the solicitation of This document includes forward-looking statements within an offer to buy any securities or the meaning of the Private Securities proposedmerger Litigation transaction ReformAct of 1995. These forward-lookingAirways statements Group, Inc. (“US Airways”) may will be be submitted identified to the stockholders by words such as “may,” “will,” “expect,” “intend,” “anticipate,” of US Airways for their “believe,” “estimate,” “plan,” Securities “project,” and Exchange Commission “could,” (“SEC”) a registration “should,” statement on “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” Form S-4 that will include a “forecast” and other similar words. These forward-looking US Airways, and US Airways expects statements are based on AMR’sstatement and US Airways’ on Schedule current 14A. AMR and objectives, beliefs and expectations, documents with the SEC and regarding they the proposed are transaction. subject INVESTORS to significant risks and uncertainties AND SECURITY HOLDERS that OF US AIRWAYS may cause ARE URGED actual TO READ results and financial position THE and PROXY timing STATEMENT, of certain PROSPECTUS events to differ materially from the information in the forward-looking DOCUMENTS THAT WILL BE FILED WITH statements. The following factors, among others, could cause AND IN THEIR ENTIRETY WHEN THEY actual results and financialBECAUSE position THEY and WILL timing CONTAIN of certain IMPORTANT to differ materially from those described in the forward-looking ABOUT THE PROPOSED TRANSACTION. statements: failure of a proposed transaction to be implemented; will be able to obtain free copies of the proxy statement, prospectus and the challenges and costs of closing, integrating, restructuring other documents containing and achieving anticipated synergies; Airways, the once ability such documents to retain are key employees; and other economic, maintained business, by competitive, the SEC athttp://www and/or regulatory factors affecting the businesses of US Airways and with the SEC by US Airways, when AMR generally, including those of charge set on US forth Airways’ website in at www. the usairways. filings com or by directing of a US Airways and AMR with the SEC, written request especially to US Airways Group, in Inc., 111 the West Rio “Risk Salado Parkway, Factors” and “Management’s Discussion Tempe, Arizona and Analysis 85281,Attention: of Financial Condition and Results of Operations” sections of their the documents filed with the SEC respective annual reports onobtained Form 10-K free and of quarterly chargeon reports AMR’s on Form 10-Q, their current reports written on request Form8-K toAMR and Corporation, other SEC filings, including the registration Fort Worth statement, International proxy statement Airport, and prospectus. Any forward-looking statements speak only as Relations or by emailing investor. of the date hereof or as of the dates indicated in the statements. US Airways, AMR and certain of Neither AMR nor US Airways assumes officers any and obligation certain members to of publicly update or supplement any forward-looking statement participants in the solicitation of proxies from the stockholders of US to reflect actual results, changes Airways in connection in with assumptions the proposed transaction. or Information changes about other factors affecting these forward-looking statements except the directors and executive as required by law. statement for its 2012 annual Stay in the Know the SEC on April 27, 2012. We’ll continue sending you updates to keep you officers of AMR is set forth in informed. In the meantime,fiscal please year visit: ended December 31, New Jetnet(newjetnet.aa.com) or February 15, 2012. These documents can be obtained free of charge from the Wings (wings.usairways.com) sources indicated above. Other www. dedicated newAmericanarriving. to the new American Airlines – a website com proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy Follow @USAirways onus Twitter and @USemployees, at @AmericanAir, statement and on and Facebook other relevant (AmericanAirlines and US Airways) connection with the proposed transaction. Questions: corporate. corp. communications@usairways. comm@aa.com or com Arrivals April 5, 2013 ISSUE 7 Permission to use quotes neither sought nor obtained. American Airlines and Editor: Liz Landau, liz.landau@usairways.com US Airways do not, by their reference to or distribution of these statements, andw ings imply their endorsement of or concurrence with the opinions, conclusions or past issues available on new Jetnet recommendations quoted above. corp.comm@aa.com Send us your questions! corporate.communications@usairways.com